GREENFLAG VENTURES INC.
Suite 804 – 750 West Pender Street
Vancouver, British Columbia, V6C 2T7, Canada
Tel: 778.654.3321

MANAGEMENT INFORMATION CIRCULAR
(Containing information as at August 31, 2015 unless indicated otherwise)

This Management Information Circular (the “Circular”) furnished in connection with the solicitation of proxies by the management of Greenflag Venture Inc. (the “Company”) for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held on Friday, October 2, 2015 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Circular, references to “the Company”, “we” and “our” refer to Greenflag Ventures Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at nominal cost. The Company will bear all costs of this solicitation.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. IF YOU ARE A SHAREHOLDER ENTITLED TO VOTE AT THE MEETING, YOU HAVE THE RIGHT TO APPOINT A PERSON OR COMPANY OTHER THAN EITHER OF THE PERSONS DESIGNATED IN THE PROXY, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT FOR YOU AND ON YOUR BEHALF AT THE MEETING. YOU MAY DO SO EITHER BY INSERTING THE NAME OF THAT OTHER PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY OR BY COMPLETING AND DELIVERING ANOTHER SUITABLE FORM OF PROXY. If your Common Shares are held in physical form (ie. paper form) and are registered in your name, then you are a registered shareholder (“Registered Shareholder”). However, if, like most shareholders, you keep your Common Shares in a brokerage account, then you are a Beneficial Shareholder. The manner for voting is different for Registered Shareholders and Beneficial Shareholders. The instructions below should be read carefully by all shareholders.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by completing, dating and signing the enclosed form of Proxy and returning it to the Company’s transfer agent, Integral Transfer Agency (“Integral”):

(a)

by mail or by hand to 100 Queen Street East, Suite 203, Toronto, Ontario, M5C 1S6; or

(b)

by fax to: 1-866-695-2204.

In all cases, the Proxy must be received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for “Non-Objecting Beneficial Owners”).

Management of the Company does not intend to pay for intermediaries to forward to OBOs under National Instrument 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary and, in the case of an OBO, the OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

Every intermediary that mails proxy-related materials to Beneficial Shareholders has its own mailing procedures and provides its own return instructions to clients.  Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF which will be similar to the Proxy provided to Registered Shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote on your behalf.  The VIF will appoint the same persons as the Company’s Proxy to represent you at the Meeting.  You have the right to appoint a person (who need not be a shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting.  To exercise this right, you should insert the name of the desired representative in the blank space provided in the

VIF.  The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  If you receive a VIF, you cannot use it to vote Common Shares directly at the Meeting – the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity.  If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal Proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Integral or to the address of the registered office of the Company at Suite 804, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed August 31, 2015 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As at the Record Date, there were 33,909,269 Common Shares issued and outstanding, each carrying the right to one vote.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders will have one vote, and on a poll every shareholder present in person or represented by a Proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in that shareholder’s name on the list of shareholders as at the Record Date, which is available for inspection during normal business hours at Integral and will be available at the Meeting.

To the knowledge of the directors and executive officers of the Company, the following persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Company as at the Record Date:

Name	No. of Common Shares	Percentage
Innovestica LP(1)	20,000,000	60.1%

(1)

Innovestica LP is a company controlled by Mauricio Gonzales.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.  If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

SETTING NUMBER OF DIRECTORS

The persons named in the enclosed Proxy intend to vote in favour of fixing the number of directors at four (4).  The Board proposes that the number of directors be fixed at four (4).  Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at four (4).

ELECTION OF DIRECTORS

The term of office of each of the current directors expires at the conclusion of the Meeting.  Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as a director (a “proposed director”), the province and country in which he is ordinarily resident, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date.

Name of Nominee, Province and Country of Ordinary Residence and Positions Held with the Company	Occupation, Business or Employment(1)	Director of the Company Since	Common Shares Beneficially Owned or Controlled, or Directed, Directly or Indirectly(1)
Richard DiBiase(2) Florida, USA President, CEO and Director	CEO of the Company. Business consultant to private and public technology and resource firms since 2005.	August 7, 2015	Nil

Terry L. Johnson Florida, USA CFO and Director	Certified Public Accountant since 1983.	August 7, 2015	Nil
Neal Johnson(2) Florida, USA Director	Residential mortgage loans officer since 2000.	August 7, 2015	Nil
Michael Johnson(2) Missouri, USA Director	Independent insurer adjuster since 1993; independent surveyor and appraiser for mining companies since 2000.	August 7, 2015	Nil

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)

Denotes member of Audit Committee.

None of the proposed directors of the Company is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and officers of the Company acting solely in such capacity.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

As at the date of this Circular, and within the last 10 years before the date of this Circular, no proposed director (or any of their personal holding companies) of the Company was a director, CEO or CFO of any company (including the Company) that:

(a)

was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days while that person was acting in the capacity as director, CEO or CFO; or

(b)

was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation in each case for a period of 30 consecutive days, that was issued after the person ceased to be a director, CEO or CFO in the company and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO; or

(c)

is as at the date of this Circular or has been within 10 years before the date of this Circular, a director or executive officer of any company, including the Company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager as trustee appointed to hold the assets of that individual.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

De Visser Gray LLP, Chartered Accountants, of 401 – 905 West Pender Street, Vancouver, BC, V6C 1L6, will be nominated at the Meeting for re-appointment as auditor of the Company at a remuneration to be fixed by the Board.  De Visser Gray LLP, Chartered Accountants, was first appointed the auditor of the Company on May 10, 2010.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The Audit Committee has a charter.  A copy of the Audit Committee charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

The members of the Audit Committee are Richard DiBiase (Chair), Neal Johnson and Michael Johnson.  Richard DiBiase is an executive officer of the Company and is not considered to be independent.  Neal Johnson and Michael Johnson are not executive officers of the Company and, therefore, are independent members of the Audit Committee.  All members are considered to be financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company.  A material relationship means a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a member’s independent judgment.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

Richard DiBiase

Richard DiBiase has over 15 years of capital markets experience. He has served as an officer, director and consultant to private and public technology and resource firms at all stages of corporate development. Mr. DiBiase has been involved in the debt and equity financing of micro and small-cap issuers listed on American, Canadian and European exchanges.

Neal Johnson

Neal Johnson has worked in the banking industry for 36 years, holding various positions up to regional manager. For the last 15 years, he has worked as a residential mortgage loans officer.  Mr. Johnson has been a member of The Eau Gallie Yacht Club for the last 20 years, serving as Commodore in 2004-2005. He served on the board of directors of AMI Kids, Inc., a youth offender program in Brevard County, Florida, serving three years as Board Chair. He is also a past Chairman of Leadership Brevard, the county’s leadership development program.

Michael Johnson

Michael Johnson has been involved in the property insurance business for the past 40 years, working as an independent adjuster for various insurance companies and handling both commercial and residential property damage.  This role also involved managing and supervising other adjusters in various natural disaster situations. Since 2000, Mr. Johnson has also worked as a surveyor and appraiser for coal mining companies in southern Illinois, evaluating the replacement costs and cash value of commercial and residential properties. Mr. Johnson obtained his real estate license in Missouri in 2013.  In all of his roles, Mr. Johnson has gained experience in business management, employee management, mitigation of damage, appraisals, arbitration and dispute resolution.  Mr. Johnson obtained his Associate of Arts Degree from Brevard Community College in 1972 and a Bachelor of Arts Degree from the University of South Florida in 1974.

Each member of the Audit Committee has adequate education and experience that would provide the member with:

(a)

an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

(c)

an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has the Audit Committee made any recommendations to the Board to nominate or compensate its auditor which were not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.  Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

All services to be performed by the independent auditor of the Company must be approved in advance by the Audit Committee.  The Audit Committee has considered whether the provisions of services other than audit services is compatible with maintaining the auditor’s independence and has adopted a policy governing the provision of these services.  This policy requires that pre-approval by the Audit Committee of all audit and non-audit services provide by any external auditor, other than any de minimus non-audit services allowed by applicable law or regulation.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by DeVisser Gray LLP, Chartered Accountant, for the years ended March 31, 2015 and 2014, to the Company to ensure auditor independence.  Fees billed for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

Nature of Services	Fees Billed by Auditor for the Year Ended March 31, 2015(2)	Fees Billed by Auditor for the Year Ended March 31, 2014(1)
Audit Fees(1)	$10,000(5)	$12,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	1,000
All Other Fees(4)	Nil	$8,000
TOTAL:	$10,000(5)	$21,000

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

“All Other Fees” include all other non-audit services.

(5)

Estimated.

Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 in respect of the composition of its Audit Committee and in respect of its reporting obligations under NI 52-110 for the year ended March 31, 2015. This exemption exempts a “venture issuer” from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of that instrument, as would otherwise be required by NI 52-110.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the Board of a company whose members are elected by and are accountable to the shareholders of the company.  Corporate governance encourages establishing a reasonable degree of independence of the Board from executive management and the adoption of policies to ensure the Board recognizes the principles of good management.  The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Company’s Board facilitates its exercise of independent judgement in carrying out its responsibilities by carefully examining issues and consulting with outside counsel and other advisors in appropriate circumstances. The Company’s Board requires management to provide complete and accurate information with respect to the Company’s activities and to provide relevant information concerning the industry in which the Company operates in order to identify and manage risks.  The Company’s Board is responsible for monitoring the Company’s officers, who in turn are responsible for the maintenance of internal controls and management information systems.

The current independent members of the Board are Neal Johnson and Michael Johnson. The non-independent members of the Board are Richard DiBiase, President and CEO of the Company and Terry Johnson, CFO of the Company.

Directorships

There are no directors of the Company who are directors of other reporting issuers.

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.  Further, the Company’s auditor has full and unrestricted access to the Audit Committee at all times to discuss the audit of the Company’s financial statements and any related findings as to the integrity of the financial reporting process.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole; however, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Board as a whole determines compensation for the directors and the CEO.

Other Board Committees

The Board has no other committees other than the Audit Committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation, Philosophy and Objectives

The Company does not have a formal compensation program.  The Board meets to discuss and determine management compensation, without reference to formal objectives, criteria or analysis.  The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The Board, as a whole, ensures that total compensation paid to all Named Executive Officers (“NEOs”), as hereinafter defined, is fair and reasonable.  The Board relies on the experience of its members as officers and directors with other junior mining companies in assessing compensation levels.

Analysis of Elements

Base salary is used to provide the NEOs a set amount of money during the year with the expectation that each NEO will perform his responsibilities to the best of his ability and in the best interests of the Company.

The Company considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Company to reward each NEO’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Company’s stock option plan (the “Plan”).

Long Term Compensation and Option-Based Awards

The Company does not have any long-term incentive plans other than its Plan.  The Company’s directors and officers and certain consultants are entitled to participate in the Plan.  The Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees.  The Board believes that the Plan aligns the interests of the NEO and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Company’s Common Shares.

Options are granted by the Board.  In monitoring or adjusting the option allotments, the Board takes into account its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the NEOs and the Board.  The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

Summary Compensation Table

In this section, a “Named Executive Officer” (“NEO”) includes (i) the CEO, (ii) the CFO, (iii) each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year of March 31, 2015, and whose total compensation was more than $150,000; and (iv) any additional individuals for whom disclosure would have been required except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth compensation paid to each of the Company’s NEOs in the most recently completed financial year ended March 31, 2015, for the three most recently completed financial years that they have been NEOs of the Company:

Name and principal position	Year(1)	Salary ($)(2)	Share-based awards ($)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compensa- tion ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Richard DiBiase(4) President and CEO	2015	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
Krister Kottmeier(5) Former CEO	2015	Nil	N/A	N/A	N/A	N/A	N/A	Nil	Nil
Toma Sam Sojonky(6) Former CEO	2015 2014 2013	Nil Nil Nil	N/A N/A N/A	Nil Nil 6,935	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil 10,000(7) Nil	Nil 10,000 6,935
William M. Wright III(8) Former CEO and CFO	2015	Nil	N/A	N/A	N/A	N/A	N/A	Nil	Nil
Mark Achtemichuk(9) Former CFO	2015 2014 2013	Nil Nil Nil	N/A N/A N/A	Nil Nil 1,981	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil 7,500(10) Nil	Nil 7,500 1,981
Ryan Cheung(11) Former CFO	2015	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil

(1)

Financial years ended March 31.

(2)

All amounts shown were paid in Canadian currency, the reporting currency of the Company.

(3)

Figures represent the grant date fair value of the options. The Company used the Black-Scholes option pricing model for calculating such fair value, as such model is commonly used by junior public companies.

(4)

Mr. Di’Biase served as CEO from June 18, 2014 to August 22, 2014, and was re-appointed CEO on August 7, 2015.

(5)

Mr. Kottmeier served as CEO from March 24, 2015 to May 27, 2015.

(6)

Mr. Sojonky resigned as CEO on June 18, 2014.

(7)

Consulting fees paid to Sojonky Services Ltd., private consulting company owned and controlled by Mr. Sojonky.

(8)

Mr. Wright served as CEO to March 24, 2015, and served as CFO from September 10, 2014 to March 24, 2015.

(9)

Mr. Achtemichuk resigned as CFO on May 26, 2014.

(10)

Consulting fees paid to MSA Holdings Inc., a private consulting company owned and controlled by Mr. Achtemichuk.

(11)

Mr. Cheung served as CFO from May 26, 2014 to August 11, 2014.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table sets out all option-based awards outstanding as at March 31, 2015 for each NEO.  There were no share-based awards granted to any of the NEOs:

Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Richard DiBiase(2) President and CEO	Nil	N/A	N/A	N/A
Krister Kottmeier(3) Former CEO	Nil	N/A	N/A	N/A
Toma Sam Sojonky(4) Former CEO	Nil	N/A	N/A	N/A
William M. Wright III(5) Former CEO	Nil	N/A	N/A	N/A
Mark Achtemichuk(6) Former CFO	Nil	N/A	N/A	N/A
Ryan Cheung(7) Former CFO	Nil	N/A	N/A	N/A

(1)

In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option price.

(2)

Mr. Di’Biase served as CEO from June 18, 2014 to August 22, 2014, and was re-appointed CEO on August 7, 2015.

(3)

Mr. Kottmeier served as CEO from March 24, 2015 to May 27, 2015.

(4)

Mr. Sojonky resigned as CEO on June 18, 2014.

(5)

Mr. Wright served as CEO to March 24, 2015, and served as CFO from September 10, 2014 to March 24, 2015.

(6)

Mr. Achtemichuk resigned as CFO on May 26, 2014.

(7)

Mr. Cheung served as CFO from May 26, 2014 to August 11, 2014.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets out the value vested during the year ended on March 31, 2015 for options awarded under the Plan for the NEO, as well as the value earned under non-equity incentive plans for the same period.

Name	Option-based awards- Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Richard DiBiase(1) President and CEO	Nil	N/A	N/A
Krister Kottmeier(2) Former CEO	Nil	N/A	N/A

Toma Sam Sojonky(3) Former CEO	Nil	N/A	N/A
William M. Wright III(5) Former CEO	Nil	N/A	N/A
Mark Achtemichuk(4) Former CFO	Nil	N/A	N/A
Ryan Cheung(5) Former CFO	Nil	N/A	N/A

(1)

Mr. Di’Biase served as CEO from June 18, 2014 to August 22, 2014, and was re-appointed CEO on August 7, 2015.

(2)

Mr. Kottmeier served as CEO from March 24, 2015 to May 27, 2015.

(3)

Mr. Sojonky resigned as CEO on June 18, 2014.

(4)

Mr. Wright served as CEO to March 24, 2015, and served as CFO from September 10, 2014 to March 24, 2015.

(5)

Mr. Achtemichuk resigned as CFO on May 26, 2014.

(6)

Mr. Cheung served as CFO from May 26, 2014 to August 11, 2014.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and Change of Control Benefits

The Company does not have any plan contract, agreement or plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, a change in control of the Company or a change in the NEO’s responsibilities.

DIRECTOR COMPENSATION

Director Compensation Table

The Company does not pay cash fees to any of its directors.  The Company compensates its directors through option grants.  NEOs do not receive additional compensation for serving as directors.

Outstanding Option-Based Awards

The following table sets forth for each director, other than those who are also NEOs of the Company, all awards outstanding at the end of the most recently completed financial year ended March 31, 2015, including awards granted before the most recently completed financial year.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Lindsay Bottomer(2)	Nil	N/A	N/A	N/A
Margo Peters(3)	Nil	N/A	N/A	N/A
Matthew Reams(4)	Nil	N/A	N/A	N/A
Christopher Cherry(5)	Nil	N/A	N/A	N/A

(1)

In-the-money options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option price.

(2)

Mr. Bottomer resigned as director on May 21, 2014.

(3)

Ms. Peters resigned as director on May 26, 2014.

(4)

Mr. Reams resigned as director on December 11, 2014.

(5)

Mr. Cherry resigned as a director on April 22, 2015.

Narrative Discussion

The Company has no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services as directors, for committee participation, for involvement in special assignments during the most recently completed financial year.

The Company has a stock option plan for the granting of incentive stock options to the directors, officers, employees and consultants.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors, officers, employees and consultants and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets forth, for each director, other than those who are also NEOs of the Company, the value of all incentive plan awards vested during the year ended March 31, 2015:

Name	Option-based awards- Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Lindsay Bottomer(1)	Nil	N/A	N/A
Margo Peters(2)	Nil	N/A	N/A
Matthew Reams(3)	Nil	N/A	N/A
Christopher Cherry(4)	Nil	N/A	N/A

(1)

Mr. Bottomer resigned as director on May 21, 2014.

(2)

Ms. Peters resigned as director on May 26, 2014.

(3)

Mr. Reams resigned as director on December 11, 2014.

(4)

Mr. Cherry resigned as a director on April 22, 2015.

A description of the significant terms of the Plan is found under the heading “Particulars of Matters to be Acted Upon – Share Option Plan”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the “Plan”) which was previously approved by the Board and the shareholders of the Company.  The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Plan is administered by the Board.  The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company.  The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares.  All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the year ended March 31, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding options(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Equity compensation plans approved by securityholders - (the Share Option Plan)	Nil	N/A	389,029
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTAL:	Nil		389,029

(1)

The above numbers are based on 3,890,294 common shares of the Company issued and outstanding as at March 31, 2015.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the Company’s last completed financial year or as of the Record Date, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries since April 1, 2014 (being the commencement of the Company’s last completed financial year), or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Delisting from the NEX Board of the TSX Venture Exchange (the “Delisting”)

The Company received approval from the Financial Industry Regulatory Authority (“FINRA”) to the listing of the Company’s common shares on the OTC Markets effective August 25, 2015 under the trading symbol GFGVF (http://www.otcmarkets.com/stock/GFGVF/quote). The CUSIP number is 39525W103 and ISIN number is CA 39525W1032.

The Company wishes to now delist from the NEX board of the TSX Venture Exchange (the “Exchange”).  Management believes it is prudent and in the best interests of shareholders to delist from the Exchange for the following reasons:

•

By comparison with the OTC Markets, the exchange is overly regulated, lacks liquidity and has significantly higher continued listing fees.

•

The size and stage of the Company does not warrant a dual listing in both Canada and the United States.

•

The majority of the Company’s shareholders are outside of Canada.

•

All of the Company’s directors and officers are residents of the United States and have significant experience in the U.S. markets.

Under Exchange policy, a majority of the votes cast by shareholders, other than shareholders who are non-arm’s length parties to the Company (“Minority Shareholders”) must approve a resolution authorizing the Delisting (the “Delisting Resolution”). The following table contains a list of shareholders whose votes will not be considered for the purpose of approving the Delisting Resolution:

Name	Position with the Company	Number of Shares Held	Percentage of Total Shares Outstanding
Innovestica LP(1)	Control Person	20,000,000	60.1%

(1)

Innovestica LP is a company controlled by Mauricio Gonzales.

Accordingly, Minority Shareholders will be asked to consider and if thought fit, approve the following resolution:

“RESOLVED AS AN ORDINARY RESOLUTION THAT the Company delist its common shares from the NEX Board of the TSX Venture Exchange (the “Exchange”) upon approval of such delisting by the Exchange and that the directors of the Company be and are hereby authorized to do all such things and execute all such documents as may be necessary to complete the delisting.”

The Board recommends that shareholders vote in favour of the Delisting Resolution. Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote FOR the approval of the foregoing Delisting Resolution.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the year ended March 31, 2015, and in the related management discussion and analysis (together, the “Financial Statements”).  The Financial Statements were filed on SEDAR on August 24, 2015 at www.sedar.com and will be placed before the Meeting.

Additional information relating to the Company and a copy of the Financial Statements may be obtained at www.sedar.com, and upon request from the Company at Suite 804-750 West Pender Street, Vancouver, BC, V6C 2T7, telephone: (778) 654-3321.  Copies of the above documents will be provided, upon request, free of charge to security holders of the Company.  The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of this Circular.

SCHEDULE “A”

GREENFLAG VENTURES INC.

AUDIT COMMITTEE CHARTER

I.

Mandate and Purpose of the Committee

The Audit Committee (the “Committee”) of the board of directors (the “Board”) of Greenflag Ventures Inc. (the “Company”) is a standing committee of the Board whose primary function is to assist the Board in fulfilling its oversight responsibilities relating to:

(a)

the integrity of the Company’s financial statements;

(b)

the Company’s compliance with legal and regulatory requirements, as they relate to the Company’s financial statements;

(c)

the qualifications, independence and performance of the Company’s auditor;

(d)

internal controls and disclosure controls;

(e)

the performance of the Company’s internal audit function; and

(f)

performing the additional duties set out in this Charter or otherwise delegated to the Committee by the Board.

II.

Authority

The Committee has the authority to:

(a)

engage and compensate independent counsel and other advisors as it determines necessary or advisable to carry out its duties; and

(b)

communicate directly with the Company’s auditor.

The Committee has the authority to delegate to individual members or subcommittees of the Committee.

III.

Composition and Expertise

The Committee shall be composed of a minimum of three members, each whom is a director of the Company. The Committee shall be comprised of members, a majority of whom are not officers, employees or Control Persons (as such term is defined in the policies of the TSX Venture Exchange) of the Company.

Committee members shall be appointed annually by the Board at the first meeting of the Board following each annual meeting of shareholders. Committee members hold office until the next annual meeting of shareholders or until they are removed by the Board or cease to be directors of the Company.

The Board shall appoint one member of the Committee to act as Chair of the Committee. If the Chair of the Committee is absent from any meeting, the Committee shall select one of the other members of the Committee to preside at that meeting.

IV.

Meetings

Any member of the Committee or the auditor may call a meeting of the Committee. The Committee shall meet at least four times per year and as many additional times as the Committee deems necessary to carry out its duties. The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and senior management.

Notice of the time and place of every meeting shall be given in writing to each member of the Committee, at least 72 hours (excluding holidays) prior to the time fixed for such meeting. The Company’s auditor shall be given notice of every meeting of the Committee and, at the expense of the Company, shall be entitled to attend and be heard thereat. If requested by a member of the Committee, the Company’s auditor shall attend every meeting of the Committee held during the term of office of the Company’s auditor.

A majority of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present in person or by means of such telephonic, electronic or other communications facility that permits all persons participating in the meeting to communicate adequately with each other during the meeting.

The Committee may invite such directors, officers and employees of the Company and advisors as it sees fit from time to time to attend meetings of the Committee.

The Committee shall meet without management present whenever the Committee deems it appropriate.

The Committee shall appoint a Secretary who need not be a director or officer of the Company. Minutes of the meetings of the Committee shall be recorded and maintained by the Secretary and shall be subsequently presented to the Committee for review and approval.

V.

Committee and Charter Review

The Committee shall conduct an annual review and assessment of its performance, effectiveness and contribution, including a review of its compliance with this Charter. The Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board.

The Committee shall also review and assess the adequacy of this Charter on an annual basis, taking into account all legislative and regulatory requirements applicable to the Committee, as well as any guidelines recommended by regulators or the TSX Venture Exchange and shall recommend changes to the Board thereon.

VI.

Reporting to the Board

The Committee shall report to the Board in a timely manner with respect to each of its meetings held. This report may take the form of circulating copies of the minutes of each meeting held.

VII.

Duties and Responsibilities

(a)

Financial Reporting

The Committee is responsible for reviewing and recommending approval to the Board of the Company’s annual and interim financial statements, MD&A and related news releases, before they are released.

The Committee is also responsible for:

(i)

being satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in the preceding paragraph, and for periodically assessing the adequacy of those procedures;

(ii)

if deemed appropriate by the Committee, engaging the Company’s auditor to perform a review of the interim financial statements and receiving from the Company’s auditor a formal report on the auditor’s review of such interim financial statements;

(iii)

discussing with management and the Company’s auditor the quality of applicable accounting principles and financial reporting standards, not just the acceptability thereof;

(iv)

discussing with management any significant variances between comparative reporting periods; and

(v)

in the course of discussion with management and the Company’s auditor, identifying problems or areas of concern and ensuring such matters are satisfactorily resolved.

(b)

Auditor

The Committee is responsible for recommending to the Board:

(i)

the auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(ii)

the compensation of the Company’s auditor.

The Company’s auditor reports directly to the Committee. The Committee is directly responsible for overseeing the work of the Company’s auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services  for  the  Company,  including  the  resolution  of  disagreements  between management and the Company’s auditor regarding financial reporting.

(c)

Relationship with the Auditor

The Committee is responsible for reviewing the proposed audit plan and proposed audit fees. The Committee is also responsible for:

(i)

establishing effective communication processes  with management  and the Company’s  auditor  so  that  it  can  objectively  monitor  the  quality  and effectiveness of the auditor’s relationship with management and the Committee;

(ii)

receiving and reviewing regular feedback from the auditor on the progress against the approved audit plan, important findings, recommendations for improvements and the auditor’s final report;

(i)

reviewing, at least annually, a report from the auditor on all relationships and engagements for non-audit services that may be reasonably thought to bear on the independence of the auditor; and

(iv)

meeting  in  camera  with  the  auditor  whenever  the  Committee  deems  it appropriate.

(d)

Accounting Policies

The Committee is responsible for:

(i)

reviewing the Company’s accounting policy note to ensure completeness and acceptability with applicable accounting principles and financial reporting standards as part of the approval of the financial statements;

(ii)

discussing and reviewing the impact of proposed changes in accounting standards or securities policies or regulations;

(iii)

reviewing with management and the auditor any proposed changes in major accounting policies and key estimates and judgments that may be material to financial reporting;

(iv)

discussing with management and the auditor the acceptability, degree of aggressiveness/conservatism and quality of underlying accounting policies and key estimates and judgments; and

(v)

discussing with management and the auditor the clarity and completeness of the Company’s financial disclosures.

(e)

Risk and Uncertainty

The Committee is responsible for reviewing, as part of its approval of the financial statements:

(i)

uncertainty notes and disclosures; and

(ii)

MD&A disclosures.

The Committee, in consultation with management, will identify the principal business risks and decide on the Company’s “appetite” for risk. The Committee is responsible for reviewing related risk management policies and recommending such policies for approval by the Board and, once approved by the Board, overseeing the implementation and ongoing monitoring of such policies.

The Committee is responsible for requesting the auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed or controlled.

(f)

Controls and Control Deviations

The Committee is responsible for reviewing:

(i)

the plan and scope of the annual audit with respect to planned reliance and testing of controls; and

(ii)

major points contained in the auditor’s management letter resulting from control evaluation and testing.

The Committee is also responsible for receiving reports from management when significant control deviations occur.

(g)

Compliance with Laws and Regulations

The Committee is responsible for reviewing regular reports from management and others (e.g. auditors) concerning the Company’s compliance with financial related laws and regulations, such as:

(i)

tax and financial reporting laws and regulations;

(ii)

legal withholdings requirements;

(iii)

environmental protection laws; and

(iv)

other matters for which directors face liability exposure.

VIII.

Non-Audit Services

All non-audit services to be provided to the Company or its subsidiary entities by the Company’s auditor must be pre-approved by the Committee.

IX.

Submission Systems and Treatment of Complaints

The Committee is responsible for establishing procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) and a Whistle Blower Policy (the “Policy”) (a copy of the Policy is attached as Appendix A to this Charter), which provides for the reporting and treatment of complaints and concerns. The Committee is responsible for reviewing complaints and concerns that are brought to the attention of the Chair of the Audit Committee in accordance with the provisions of the Code and the Policy and for ensuring that any such complaints and concerns are appropriately addressed. The Committee shall report quarterly to the Board on the status of any complaints or concerns received by the Committee.

X.

Hiring Policies

The Committee is responsible for reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Company.

Appendix A

To Greenflag Ventures Inc. Audit Committee Charter

WHISTLE BLOWER POLICY

The policy of the Company is that all complaints and concerns made to the Company regarding (i) accounting, internal accounting controls, or auditing matters and (ii) any actual or potential violation of the Company’s Code of Business Conduct and Ethics (collectively referred to as “Complaints”) may be made on an anonymous basis and shall be received, retained and investigated in a formalized, ethical and confidential manner.

The following procedures have been established regarding the submission and investigation of Complaints:

1.

The Company shall forward to the Audit Committee of the Board of Directors any Complaints that it has received.

2.

Any employee of the Company may submit, on a confidential, anonymous basis if the employee so desires, a Complaint by sending such Complaint in writing and forwarding it in a sealed envelope to:

Chair of the Audit Committee

Greenflag Ventures Inc.

The envelope is to be clearly marked, “Confidential – For the Chair of the Audit Committee”. The Complaint should be specified in detail, including all information the complainant knows relating to the Complaint and any available corroborating information.

Any such envelopes received by the Company shall be forwarded promptly to the Chair of the Audit Committee.

3.

Contact information including a phone number and e-mail address shall be published for the Chair of the Audit Committee on the Company’s website for those people wishing to contact the Chair directly.

4.

At each of its meetings following the receipt of any information pursuant to this Appendix A, the Audit Committee shall review and consider any Complaints and take any action that it deems appropriate in the circumstances to investigate the Complaint, including the use of internal and external resources.

5.

All Complaints will be treated in confidence and investigations of Complaints shall be carried out in a manner to ensure confidentiality of the matter and will involve only those individuals who need to be involved in order to conduct the investigation of the Complaint. If requested by the complainant, the investigation will be carried out in a manner to protect the anonymity of the complainant.

6.

There shall be no reprisal or other action taken against any employee who, in good faith, brings forward a Complaint. Retaliation against anyone who makes a good faith report is prohibited under Canadian law. Anyone engaging in any form of retaliatory conduct will be subject to disciplinary action, which may include termination of employment.

7.

All investigations of Complaints will be fully documented in writing. The Audit Committee shall retain all Complaints along with the material gathered and prepared in connection with its investigation for a period of no less than seven (7) years. Such records will be held on behalf of the Audit Committee by the Audit Committee Secretary.

8.

This Whistle Blower Policy will be reviewed by the Audit Committee at least annually and updated as required.